March 16, 2012

VIA EDGAR AND E-MAIL

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, DC 20549

RE:	Monro Muffler Brake, Inc. (the “Company”)

Form 10-K for the fiscal year ended March 26, 2011

File No. 000-19357

Dear Ms. Cvrkel:

On behalf of Monro Muffler Brake, Inc., a New York Corporation, please find below the Company’s response to your comment letter dated March 1, 2012. In this letter, references to “we,” “ours,” “us” and the “Company” refer to Monro Muffler Brake, Inc. The numbered paragraphs below set forth the staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K. In responding to these comments, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have repeated each of the staff’s comments in italics immediately above our responses to each corresponding comment. Specifically, with regard to such comments:

Consolidated Statements of Income, page 33

1. Reference is made to your presentation of revenues from your business operations under the caption “Sales” on the face of your income statements. We note from your disclosures in the business section on page 1 of your Form 10-k that you provide a broad range of automotive repair and maintenance services, and specialize in the repair and replacement of parts. We also note that in fiscal 2007 you began a program to increase tire and tire related sales in your service stores, and based on the amounts presented on your balance sheets, it appears inventory represents 22% and 19% of total assets as of March 26, 2011 and March 27, 2010. In this regard, please advise why you believe your presentation of revenues in the aggregate on the face of the income statement is appropriate as it appears that you recognize both product and service revenues from your business operations. As part of your response, please address how your presentation complies with the guidance outlined in Rule 5-03(b)(1) and provide us with a break out of product and services revenues which comprise total sales for each of the periods presented. Alternatively, you may revise your income statement presentation to separately state revenues from products and services, including the related costs of revenues. We may have further comment upon receipt of your response.

Response: Rule 5-03(b) of Regulation S-X requires that the statement of income present sales by tangible products; operating revenues of public utilities and other; income from rentals; revenues from services; and other revenue if income derived from more than one of the categories is greater than 10% of total revenue.

The Company’s principal business is the repair of passenger cars and light trucks. The Company uses products (parts and tires) and labor in connection with the provision of repair services. Unlike companies such as NAPA, AutoZone or Advance Auto Parts, the Company does not sell parts and tires over the counter.

Additionally, the Company’s pricing to its customers is primarily based on competitive factors, with the split between the product selling prices and labor pricing being responsive to those competitive influences. In situations where the selling price is broken out between the product and installation service, the selling price components are not proportionate to the total gross profit realized on the sale. The breakdown on the customer invoice is more a function of the perceived value of the related service and products involved with a repair. With respect to tires, most of the Company's tire sales and installation is advertised as an "all in" price for the tires, installation, wheel weights, wheel balancing, etc. and is not broken out separately on the customer invoice.

Accordingly, for these reasons, the Company does not separately break out revenues between service and products for internal or external reporting purposes. The Company believes that such a break out would not be meaningful to investors.

In response to the staff’s comments from its March 1 letter, the Company has considered Rule 5-03(b) and believes that the presentation of sales on the face of the income statement is appropriate. The Company concluded this as we believe that the presentation of sales does not provide any less meaningful information to investors than if a break out is provided. Further, disclosures of sales are consistently applied and clearly disclosed.

Note 1 – Significant Accounting Policies

Revenue Recognition, page 36

1. We note that as of March 26, 2011, Monro had 781 Company-operated stores, three franchised locations and 14 dealer locations located in 20 states. Please expand your revenue recognition footnote to describe your policy for revenue recognized with respect to the franchised and dealer locations.

Response: The Company recognizes two distinct revenue streams from its franchise relationship. For the fiscal year ended March 26, 2011, the Company recognized $415,000, or .1% of sales, in franchise royalty income and $1,862,000, or .3% of sales, in sales to franchisees of stocking inventory items. Further, the Company does not receive compensation or recognize any revenue from these dealer relationships.

In response to the staff’s comments from its March 1 letter, the Company has concluded that these amounts of revenue are not material to the financial statements and do not require further disclosure in our policy for the recognition of revenue in NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES.

Please feel free to call the undersigned at 585-784-3335 should you have any questions or require additional information.

Sincerely,

/s/ Catherine D’Amico

Catherine D’Amico

Executive Vice President – Finance,

Treasurer and Chief Financial Officer

CC:	Robert G. Gross – Chairman and Chief Executive Officer

John W. Van Heel – President and Secretary

Maureen E. Mulholland – General Counsel

Monro Muffler Brake, Inc. Audit Committee Members

Jeffrey Bowen – Harter Secrest & Emery LLP

Keith Belote – PricewaterhouseCoopers LLP

David D. Abruzzese- Controller

Eileen M. Tometsko

Christian M. Snyder

Michelle A. Cohen

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